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                     December 6, 2023

       Mark Kociancic
       Chief Financial Officer
       Everest Re Group, Ltd.
       Seon Place - 4th Floor
       141 Front Street
       PO Box HM 845
       Hamilton HM 19, Bermuda

                                                        Re: Everest Re Group,
Ltd.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-15731

       Dear Mark Kociancic:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance